EXHIBIT 1 Sub-Item 77C

DREYFUS PENNSYLVANIA INTERMEDIATE MUNICIPAL BOND FUND

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Pennsylvania Intermediate Municipal Bond Fund (the “Fund”) was held on November 12, 2007. Out of a total of 4,965,030.377 shares (“Shares”) entitled to vote at the meeting, a total of 2,776,780.157 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund’s outstanding Shares as follows:

      An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier State Municipal Bond Fund – Pennsylvania Series (the “Acquiring Fund”), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund’s Class Z shares having an aggregate net asset value equal to the value of the Fund’s assets and the assumption by the Acquiring Fund of the Fund’s stated liabilities, and the pro rata distribution of those shares to the Fund’s shareholders and subsequent termination of the Fund.

Affirmative Votes	Negative Votes	Abstained Votes
2,495,879.645	183,345.258	97,555.254

nsarexhibitmergers